UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

(Commission File No. 001-39431)

Freeline Therapeutics Holdings plc

(Exact Name of Registrant as Specified in Its Charter)

Stevenage Bioscience Catalyst

Gunnels Wood Road

Stevenage, Hertfordshire SG1 2FX

United Kingdom

+44 (0)1438 906870

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Freeline Therapeutics, Inc.

c/o CT Corporation

Corporation Trust Center

1209 Orange Street

Wilmington, DE 19808

(302) 636-5401

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

Freeline Provides Executive Leadership Team Update; Company to Provide Corporate Update and Second Quarter 2021 Financial Results on Monday, August 16th

On August 13, 2021, Freeline Therapeutics Holdings plc (“Freeline” or the “Company”) issued a press release, a copy of which is furnished as Exhibit 99.1 to this Current Report on Form 6-K announcing that Julie Krop, MD, has resigned from her position as the Company’s Chief Medical Officer (“CMO”), effective October 1, 2021, in order to pursue other opportunities. Alison Long, MD, PhD, who previously served as SVP, Head of Clinical Development of Freeline, will assume the role of interim CMO while an external search for a new CMO is conducted.

The information contained in this “Freeline Provides Executive Leadership Team Update; Company to Provide Corporate Update and Second Quarter 2021 Financial Results on Monday, August 16th” section of this Current Report on Form 6-K and the press release furnished as Exhibit 99.1 shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is not incorporated by reference into any of the Company’s filings under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof, except as shall be expressly set forth by specific reference in any such filing

Exhibit	Description

99.1	Press Release dated August 13, 2021, “Freeline Provides Executive Leadership Team Update; Company to Provide Corporate Update and Second Quarter 2021 Financial Results on Monday, August 16th”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREELINE THERAPEUTICS HOLDINGS PLC

By:	/s/ Stephen P. Diamond, Jr.
	Name:	Stephen P. Diamond, Jr.
	Title:	Senior Vice President & General Counsel

Date: August 13, 2021